UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2008

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

5 Ha'solelim Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE

Media Contact	Investor Contact
Greg Kunkel	Kip E. Meintzer
Check Point Software Technologies	Check Point Software Technologies
+1 650.628.2070	+1 650.628.2040
press@us.checkpoint.com	ir@us.checkpoint.com

CHECK POINT SIGNS AGREEMENT TO ACQUIRE NOKIA’S SECURITY APPLIANCE BUSINESS

REDWOOD CITY, Calif., December 22, 2008 – Check Point® Software Technologies Ltd. (Nasdaq: CHKP), the worldwide leader in securing the Internet, today announced that it has signed an agreement to acquire Nokia’s security appliance business. The two businesses have collaborated over the past decade to deliver industry-leading enterprise security solutions. Building on this collaboration, Check Point will provide an extended security appliance portfolio developed, manufactured and supported by Check Point.

        “As a pioneer in security appliances, the Nokia security appliance business has been an important strategic partner for Check Point and has helped us achieve early leadership in the security appliance market,” said Gil Shwed, Chairman and CEO at Check Point. “Adding Nokia’s security appliance portfolio into Check Point’s broad range of security solutions is the natural conclusion of our long collaboration, and will assure a smooth path forward for our mutual customers.”

        Check Point and Nokia have long provided customers with a range of best-of-breed security solutions, proven in high-performance, mission critical environments. Nokia’s security appliance business provides purpose-built security platforms optimized for Check Point firewall, virtual private network (VPN) and unified threat management (UTM) software. About 85 percent of Fortune 500 companies have bought Nokia’s security platforms. More than 220,000 Nokia appliances have been installed with over 23,000 customers worldwide.

        Check Point has a broad range of security gateways, available as software as well as Check Point’s UTM-1 and Power-1 dedicated appliances. More than 700,000 Check Point security gateways have been licensed with over 100,000 customers worldwide. The Check Point customer base includes 100 percent of Fortune 100 and 98 percent of Fortune 500 companies.

        The agreement between Check Point and Nokia is expected to close in the first quarter of 2009 subject to regulatory approvals and customary closing conditions. Further details of the transaction are not being disclosed at this time.

        “Check Point is looking forward to expanding its security portfolio and to continuing to provide customers and partners with the industry’s most comprehensive line of security appliances,” concluded Gil Shwed.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is the leader in securing the Internet. Check Point offers total security solutions featuring a unified gateway, single endpoint agent and single management architecture, customized to fit customers’ dynamic business needs. This combination is unique and is a result of our leadership and innovation in the enterprise firewall, personal firewall/endpoint, data security and VPN markets.

Check Point’s pure focus is on information security. Through its NGX platform, Check Point delivers a unified security architecture to protect business communications and resources, including corporate networks and applications, remote employees, branch offices and partner extranets. The company also offers market-leading endpoint and data security solutions with Check Point Endpoint Security products, protecting and encrypting sensitive corporate information stored on PCs and other mobile computing devices. Check Point’s award-winning ZoneAlarm solutions protect millions of consumer PCs from hackers, spyware and identity theft. Check Point solutions are sold, integrated and serviced by a network of Check Point partners around the world and its customers include 100 percent of Fortune 100 companies and tens of thousands of businesses and organizations of all sizes.

About Nokia security appliance business
Network security solutions from Nokia help protect a majority of Fortune 500 companies worldwide against internal and external threats, working to ensure continuous protection before, during, and after an attack. For over a decade, Nokia security appliance business has provided a reliable portfolio of firewall and VPN appliances coupled with First Call – Final Resolution support, offering solid price/performance, dependability, and customer choice. More than 220,000 Nokia appliances have been shipped and more than 23,000 customers rely on Nokia appliances today. Learn more about Nokia security and our collaborative solutions from Check Point at http://www.nokiaforbusiness.com.

©2003–2008 Check Point Software Technologies Ltd. All rights reserved.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

December 22, 2008	CHECK POINT SOFTWARE TECHNOLOGIES LTD. By: /s/ John Slavitt —————————————— John Slavitt General Counsel